China-Biotics, Inc.
Computation for Ratio of Earnings to Fixed Charges

(In thousands, except for ratios)

	Three Months Ended June 30,	Year Ended March 31,
	2009	2009	2008	2007	2006	2005
Income before provision for income taxes	$7,449	$25,129	$22,479	$15,092	$12,255	$(12,643)
Plus fixed charges:
Capitalized interest expense	1,357	4,786	1,051	-	-	-
Estimate of the interest within rental expense	261	1,009	297	79	17	-

Total fixed charges	1,618	5,795	1,348	79	17	-

Fixed charges	1,618	5,795	1,348	79	17	-

Earnings as defined	$9,067	$30,924	$23,827	$15,171	$12,272	$(12,643)

Ratio of earnings to fixed charges	5.6x	5.3x	17.7x	192.0x	721.9x	N/A

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, an estimate of the interest within rental expense deemed by us to be representative of the interest factor of rental payment under operating leases, which we estimate to be 30% of such payments. During the periods presented above, we had no preference securities outstanding.